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                      Securities & Exchange Act 1934 registration number 0-22617
                                                                 TSE & VSE : MMM

FOR IMMEDIATE RELEASE: FEBRUARY 3, 1999                             NEWS RELEASE


                  APPOINT OF NEW DIRECTOR AND PRIVATE PLACEMENT

VANCOUVER, BRITISH COLUMBIA - Minco Mining & Metals Corporation is pleased to announce that Mr. Theodore H. Konyi has been appointed as a director of the Company. Mr. Konyi has 15 years of experience in finance and investment. Mr. Konyi is co-founder of Integrated Financial Concepts Inc., a financial planning company, and served as that Company's president from 1986 to 1990.

The Company has signed a subscription agreement with Butraco Limited for a private placement of 150,000 units at a price of $1.00 per unit. Each unit consists of one common share of the Company and one (1) share purchase warrant. Each one full share purchase warrant will entitle the holder to purchase one additional share of the Company at the price of $1.20 per share for a period of one year from the date of closing of the Private Placement. Proceeds from the Private Placement will be used for general corporate purposes. The Private placement is subject to regulatory approval.

The Company also is pleased to announce the closing of the Private Placement previously announced on January 14, 1999 with Arbora Portfolio Management of Zurich, Switzerland.

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  For further information, please contact: Dr. Ken Z. Cai, President & CEO, or
   Christine Reynolds, Investor Relations Telephone: 1-888-288-8288 or (604)
          688-8002; Fax: (604) 688-8030; Website: www.minco-mining.com

The Toronto Stock Exchange has not reviewed and do not accept responsibility for the accuracy of this news release